

May 10, 2013

<u>Via E-mail</u>
Howard Schwimmer
Michael S. Frankel
Co-Chief Executives Officers
Rexford Industrial, Inc.
11620 Wilshire Boulevard, Suite 300
Los Angeles, CA 90025

> **Re: Rexford Industrial, Inc.**
> **Draft Amendment No. 1 to**
> **Confidential Registration Statement on Form S-11**
> **Submitted April 17, 2013**
> **CIK No. 0001571283**

Dear Messrs. Schwimmer and Frankel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Distribution Policy, page 53</u>

1.   Please revise to provide cautionary language that the table should not be considered actual projection of cash flow.

2.   Please tell us why your renewals assumption is based on your 2012 historical data instead of a longer period.

3.   Footnote 4 of your table discusses how you calculate recurring capital expenditures. We note that you are using a two year average for calculating recurring capital expenditures. Please revise to use a three year average for determining capital expenditures or

estimated recurring cap-ex whichever is greater. In addition as part of this footnote define recurring cap-ex and provide examples.

4.   We note in footnote 5 to the table that you have excluded debt that you expect to repay with net proceeds of your offering. Please disclose in the footnote the amount of debt you intend to repay from proceeds of this offering and this amount should agree to the use of proceeds section.

Draft Tax Opinion

5.   Please revise the first opinion to identify the applicable Internal Revenue Code provision, regulation or revenue ruling.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Latham & Watkins, LLP